Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

December 7, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Amendment No. 5 to Registration Statement on Form F-4 Filed November 13, 2023 File No. 333-268970

Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 30, 2023, regarding our Amendment No. 5 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on November 13, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Q: What vote is required to approve the proposals presented at the Special Meeting?, page 14

1.	We note you disclose that approval of each of the Business Combination Proposal, the NTA Proposal and Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Sizzle Common Stock, the Sizzle Initial Stockholders have agreed to vote all of their founder shares, private placement shares of Sizzle Common Stock and any Sizzle equity securities that they hold in favor of the Business Combination Proposal, and that such Initial Stockholders own 65.7% of issued and outstanding Sizzle Common Stock. However, we also note you disclose that assuming there is a quorum at the Special Meeting, and assuming that Cantor and EBC also voted in favor of the applicable Proposal, you may need as few as 923,652, or approximately 20.829.9% of your 3,086,053 public shares, to be voted in favor of the Business Combination Proposal, the NTA Proposal and Charter Amendment Proposal. Please advise or revise.

Company’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding the quorum and approval required for each of the Proposals. Please see pages 15, 21, 123 and 216 of the Amended Registration Statement.

What are the effective deferred underwriting fees on a percentage basis....?, page 21

2.	We note that you entered into an Underwriting Agreement Amendment on October 26, 2023 pursuant to which Cantor agreed to accept 900,000 shares as payment of the deferred underwriting commission. Please clarify how the parties determined the type and amount of such deferred underwriting commission as it appears that on the date of the amended agreement, the new terms provide a higher aggregate dollar value to the underwriter than the previous terms.

Company’s Response: The Company respectfully acknowledges the Staff’s comment. The type and amount of deferred underwriting compensation set forth in the Underwriting Agreement Amendment was the result of an arm’s length negotiation between Sizzle Acquisition Corp. (“Sizzle”) and Cantor Fitzgerald & Co. (“Cantor”), as representative of the underwriters listed in the underwriting agreement executed in connection with Sizzle’s initial public offering. Following several months of negotiation, the parties to the underwriting agreement agreed that payment to Cantor of the deferred underwriting fee would be paid by shares in lieu of cash, as provided in the original underwriting agreement. In connection with the risk of holding securities in lieu of cash, and assuming a value per share as determined by the Redemption Price, the parties agreed to provide a modest premium for payment of such shares. For example, assuming for illustrative purposes only that the Redemption Price was $10 per share, then the value of the shares to be issued to Cantor would be approximately a ten percent premium when compared to the cash value provided in the original underwriting agreement. The amount of ordinary shares requested by Cantor was influenced by (among other things) risks arising from holding securities that are subject to possible price fluctuations in the future, as well as risks relating to registration and transfer procedures inherent to equity securities that do not exist for cash.

Vellar Agreement, page 39

3.	Please revise your disclosure here and under the “Questions and Answers For Stockholders of Sizzle” section to discuss all the material terms of the Equity Forward Arrangement.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 29-32.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

4.	We note your response to comment 3 and reissue the comment. Please address how you considered paragraphs 8 and 13A of IFRS 2 and the March 2013 IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment – Accounting for reverse acquisitions that do not constitute a business.” To the extent you do not believe a listing expense should be reflected in your pro forma financial statements, please explain your consideration of the guidance noted and why you do not believe it is applicable. Please provide a response that specifically addresses these authoritative guidance referenced in this comment.

Company’s Response: The Company acknowledges the Staff’s comment and has included listing expenses as a separate line item in the pro forma statement of operations and balance sheet (accumulated deficit) in accordance with IFRS 2. Please see pages73-75.

Unaudited Pro Forma Combined Statement of Operations, page 68

5.	We note the historical columns for the Company and European Lithium include amounts labelled as “Merger expenses,” however there are no corresponding amounts reflected in the pro forma combined columns for these expenses in any of the redemption scenarios presented. Please explain this omission and revise your disclosures accordingly.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure to reflect corresponding amounts of the “Merger Expenses” in each of the redemption scenarios presented in the pro forma financial statements. Please see page 75.

6.

Please explain why you have not included an adjustment in your pro forma statement of operations for the $25,248,193 of transaction costs discussed at Note 2(c)(ii). In addition, please explain why these transaction costs are being captured as a pro forma adjustment to share capital versus accumulated deficit in your pro forma balance sheet.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include an adjustment for the transaction costs in the pro forma statement of operations. In addition, the Company has revised the pro forma presentation to capture the transaction costs as an adjustment to accumulated deficit in the pro forma balance sheet. Please see page 75.

Vellar may purchase shares to backstop the funds in the Trust Account, as a result of which the Business Combination may still consummate..., page 118

7.	We note that Sizzle will prepay to Vellar from amounts remaining in the Trust Account an amount equal to the number of Recycled Share times the redemption price. We also note that within three business days of such payment by Sizzle, Vellar will pay to Pubco the Prepayment Forward Amount. Please expand your disclosure to discuss the short and long-term impact on cash of these arrangements.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 29-32, 42-45, and 145-148.

Financing Arrangements -- Vellar Agreement, page 138

8.	We note that on October 25, 2023, Sizzle, Pubco and Vellar Opportunities Fund Master, Ltd. entered into a binding term sheet for an equity forward transaction agreement. Please revise to clarify whether the definitive agreement will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Also, please provide your analysis on how the purchases to reduce redemption rates contemplated by term sheet comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Company’s Response: The Company acknowledges the Staff’s comment and responds below.

Disclosure of Definitive Agreements

In respect to the Staff’s comment regarding providing disclosure to shareholders to consider in advance of the special meeting, the Company respectfully advises the Staff that any definitive agreements with Vellar Opportunities Fund Master, Ltd. (“Vellar”) prior to the special meeting will be filed with the SEC to allow shareholders of Sizzle to consider such information in advance of its special meeting. In particular, Sizzle intends to disclose the entrance into such definitive agreements within the time requirements of Form 8-K and in compliance with the disclosure obligations set forth in Form 8-K and similarly file such information pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 and related proxy rules under Regulation 14A. Sizzle will provide such information in time for its shareholders to consider the terms of the definitive agreements in advance of its special meeting. The exact manner and form of the information provided to Sizzle’s shareholders will be determined upon entry into such definitive agreements and will be made in light of relevant proxy and other disclosure rules. Such information provided to Sizzle’s shareholders will disclose material changes, if any, between the terms of the definitive agreements and the terms disclosed at the time of effectiveness. In connection therewith, the Company will provide similar updated disclosures to the Registration Statement as required by, and in compliance with, the rules applicable to Form F-4. Finally, if necessary, Sizzle may adjourn or postpone the special meeting to allow time for consideration of such definitive agreements.

In order to clarify the above, the Company has added disclosure on pages 29-32, 42-45, and 145-148 of the Amended Registration Statement.

In respect to the Staff’s comment regarding the analysis on how purchases by Vellar to reduce redemption rates comply with Rule 14e-5, the Company respectfully advises the Staff that Vellar is not an affiliate of the Sponsor (as such term in defined in the Amended Registration Statement).

Because Vellar is not an affiliate of the Sponsor, the Company does not believe that Rule 14e-5 applies to Vellar’s purchases of Recycled Shares (as such term is defined in the Amended Registration Statement), if any.

Although Vellar is not an affiliate of the Sponsor, as previously mentioned, Sizzle intends to file any binding agreement with Vellar on a Current Report on Form 8-K. On October 27, 2023, Sizzle filed both a summary of the terms and the binding term sheet for the Equity Forward Arrangement with Vellar on Form 8-K.

Analysis Under Rule 14e-5 and C&DI 166.01

While the Company maintains that the Equity Forward Arrangement is not subject to Rule 14e-5, the Company has provided the analysis below to show our belief that the transaction complies with the conditions of Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), and which we refer to as C&DI 166.01, or the C&DI. In the discussion below, the relevant language from the C&DI is repeated in italics and is followed by the Company’s analysis.

●	“the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the SPAC sponsor or its affiliates will purchase the SPAC securities outside the redemption process, along with the purpose of such purchases;”

○	We respectfully direct the Staff to the disclosure throughout the Amended Registration Statement, including pages 29-32, 42-45, and 145-148, as well as the terms of the binding agreement included as Exhibit 10.13 to the Amended Registration Statement, which discloses the possibility of such purchases outside the redemption process.

●	“the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;”

○	We respectfully direct the Staff to the disclosure on pages 29-32, 42-45, and 145-148, as well as the terms of the binding agreement included as Exhibit 10.13 to the Amended Registration Statement, which states that the price paid by Vellar will be no higher than the redemption price.

●	“the Securities Act registration statement or proxy statement filed for the business combination transaction includes a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;”

○	We respectfully direct the Staff to the disclosure on pages 29-32, 42-45, and 145-148, as well as the terms of the binding agreement included as Exhibit 10.13 to the Amended Registration Statement, which states that Vellar will not vote any Recycled Shares in connection with the business combination.

●	“the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights;”

○	We respectfully advise the Staff that the shares of Sizzle common stock are not “Offering Shares” pursuant to Sizzle’s existing charter and are therefore not subject to redemption rights. We further advise the Staff that Sizzle’s sponsor has agreed to waive its redemption rights with respect to any shares of Sizzle common stock held by it in connection with the consummation of the business combination (which waiver was provided in connection with Sizzle’s IPO and without any separate consideration paid in connection with providing such waiver), which waiver was also included in section 1.4 of the Sponsor Support Agreement included as Exhibit 10.1 to the Amended Registration Statement.

●	“the SPAC discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

○	the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price;”

●	Sizzle commits to disclose such information referenced in the C&DI in a Form 8-K prior to the special meeting to approve the business combination.

○	“the purpose of the purchases by the SPAC sponsor or its affiliates;”

●	Sizzle commits to disclose such information in a Form 8-K prior to the special meeting to approve the business combination. In this regard, we respectfully direct the Staff to the disclosure on pages 29-32, 42-45, and 145-148 of the Amended Registration Statement, which state the purpose of any such purchases under the transaction.

○	“the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved;”

●	We respectfully advise the Staff that we do not believe the purchases would impact the likelihood that the business combination would be approved due to the timing of the transaction being well after the record date for the vote to approve the business combination and that Vellar, as the purchaser, would not be able to vote such shares in connection with the business combination. In this regard, we respectfully direct the Staff to the disclosure on pages 29-32, 42-45, and 145-148 of the Amended Registration Statement, which discloses Vellar’s inability to vote such Recycled Shares in connection with the business combination.

○	“the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and”

●	In the event there are sales to Sponsor or its affiliates, Sizzle commits to disclose such information in a Form 8-K prior to the special meeting to approve the business combination.

○	“the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer.”

●	Sizzle commits to file a Form 8-K following the special meeting, which will set forth the results of the stockholder votes as well as the number of shares of Sizzle common stock for which the Company receives redemption requests pursuant to the redemption offer.

Finally, the Company respectfully notes that the binding term sheet sets forth a covenant that requires the parties to comply with C&DI 166.01.

9.	Please expand your disclosure to discuss in greater detail the principal terms and mechanics of the agreement with Vellar, including settlement, maturity date, waiver of the “bulldog clause” and any other restrictions. Explain how the arrangement will operate prior to and at settlement, including how and when Pubco and Vellar may receive cash. Discuss the risks that the terms of this arrangement may pose to Sizzle, Pubco and stockholders. Please also revise to indicate whether Sizzle, Pubco, EUR, or their directors, officers, advisors or respective affiliates had material relationships with Vellar at the time the equity forward agreement was negotiated.

Company’s Response: The Company acknowledges the Staff’s comment and has expanded the disclosure of the agreement with Vellar to disclose all the principal terms and mechanics of the agreement. The Company believes that such disclosure properly summarizes all the principal terms of the agreement that are known to the Company at this time, including with respect to settlement and maturity. For the avoidance of doubt, the Company confirms that there is currently no ability for Vellar to put the ordinary shares back to the Company. As discussed above in response to Comment #8, the Company is prepared to adequately disclose the terms of any definitive documentation with respect to such agreement with Vellar once such definitive agreement is in effect. Please see pages 29-32, 42-45, and 145-148 .

In addition, pursuant to the Staff’s comment, the Company has revised its risk factor disclosures regarding the arrangement. Please see pages 125-126.

As Sizzle has previously disclosed, a passive investor of the Sponsor (the “Sponsor Passive Investor”) is an affiliate of J.V.B. Financial Group, LLC. Cohen & Company Capital Markets (“CCM”) is a division of J.V.B. Financial Group, LLC. Therefore, the Passive Investor is also an affiliate of CCM.

CCM was an advisor to Sizzle at the time of entry into the Equity Forward Arrangement. Neither CCM nor the Sponsor Passive Investor controlled or controls the Sponsor or Sizzle. The Sponsor Passive Investor is also an affiliate of Vellar. The Equity Forward Arrangement was entered into through arms-length negotiations between each of Pubco, Vellar and Sizzle. The Sponsor Passive Investor did not participate in those negotiations. Sizzle likewise had limited participation in the negotiation of the Equity Forward Arrangement’s terms, which were primarily negotiated by Pubco and Vellar. Except for the foregoing, none of Sizzle, Pubco, EUR or any of their respective directors, officers, advisors, or affiliates had a material relationship with Vellar at the time the Equity Forward Arrangement was negotiated.

Finally, pursuant to the Staff’s comment, the Company has added disclosure regarding any material relationships between Vellar and the parties listed above at the time the Equity Forward Arrangement was negotiated. Please see pages 32, 45, and 148.

Index to Financial Statements

European Lithium AT (Investments) Limited

Report of Independent Registered Public Accounting Firm, page F-43

10.	We note the report from Marcum LLP references auditing standards generally accepted in the United States of America and does not conform to the form required by AS 3101. Please amend your filing to include financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board and a report from your independent auditors that fully complies with the guidance in AS 3101.06 through .10 and Article 2 of Regulation S-X.

Company’s Response: The Company acknowledges the Staff’s comment and notes that European Lithium AT (Investments) Limited is deemed to be the predecessor to Critical Metals Corp.  Marcum LLP’s report does state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) to comply with the requirements of the SEC.  In addition, Marcum LLP’s report states that the audit was also conducted in accordance with auditing standards generally accepted in the United States of America.  In the PCAOB’s Auditing Interpretations 23: Departures from Unqualified Opinions and Other Reporting Circumstances: Auditing Interpretations of AS 3105, even though referring to the International Standards on Auditing, the interpretation states in paragraph .57, “AS 3101 does not prohibit the auditor from indicating that the audit also was conducted in accordance with another set of auditing standards.”  Therefore, the Company believes that the reference to auditing standards generally accepted in the United States of America also mentioned in the report from Marcum LLP is appropriate in these circumstances.

General

11.	We note that Sizzle, EUR, the Company, Critical Metals and Merger Sub entered into that certain Third Amendment to the Merger Agreement and Amendment to the Sponsor Support Agreement on November 17, 2023. Please update your disclosure accordingly.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to include disclosure regarding the Third Amendment to the Merger Agreement and also the Amendment to Sponsor Support Agreement, which were each executed on November 17, 2023. Please see the Cover Page and pages 7, 41, 42, 56, 143, 144, 221.

12.	We note that unless waived in accordance with the Merger Agreement, the consummation of the Business Combination is subject to the Minimum Cash Condition of at least $40,000,000. Please clarify whether the Business Combination would still proceed at each redemption scenario if you are unable to access backstop funds under the Equity Forward Arrangement. In that regard, we note your disclosure that Vellar intends, but is not obligated to, purchase through a broker in the open market shares of Sizzle Common Stock, including from public shareholders who elect to redeem their public shares in connection with the special meeting to vote approve the Business Combination, after the redemption deadline set forth in this proxy statement/prospectus and prior to the vote to approve the Business Combination.

Company’s Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify whether the Business Combination would still proceed at each redemption scenario if it is unable to access backstop funds under the Equity Forward Arrangement. Please see pages 28-29, 69, and 104.

13.	We note your response to prior comment 9 and reissue it in part. Please tell us whether you have received notice, or any other indication, from Cantor Fitzgerald & Co. or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Company’s Response: The Company respectfully acknowledges the Staff’s comment and notes that, except as noted in the Underwriting Agreement Amendment disclosed in the Amended Registration Statement, neither Sizzle, Pubco nor the Company nor any of their respective affiliates have received any notice or indication from Cantor (or any other underwriter of Sizzle’s initial public offering) that it will cease involvement in the transaction. The Company further advises that, without waiver or termination of involvement in the transaction, the continued involvement of Cantor or other underwriters who participated in Sizzle’s initial public offering would result in the deferred underwriting fee (referenced above and in the Amended Registration Statement) becoming payable. The Company submits that the form of deferred underwriting compensation has been amended pursuant to the Underwriting Agreement Amendment, which is further described in, and included as an exhibit to, the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Jason A. Rocha, at jason.rocha@whitecase.com, or by telephone at (713) 496-9732, or counsel for Sizzle Acquisition Corp., Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP

Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP